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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                          PRUDENTIAL DIVERSIFIED FUNDS

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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits withdrawal of the Notification of Election.


                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the City of Newark and the State of New Jersey on the 10th day of December, 1998.

                                   Signature

                                   PRUDENTIAL DIVERSIFIED FUNDS
                                   ----------------------------
                                   (Name of Registrant)


                                   By: /s/ Brian M. Storms
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                                           Brian M. Storms
                                           President



Attest: /s/ David F. Connor
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            David F. Connor
            Secretary